Canwest Media Inc. (formerly CanWest MediaWorks Inc.)
Interim Management’s Discussion and AnalysisFor the three and six months ended
February 29, 2008 and February 28 2007

April 10, 2008

 This Management Discussion and Analysis (“MD&A”) contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our Annual Information Form for the year ended August 31, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com).We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

TABLE OF CONTENTS

OVERVIEW	3
Key Factors Affecting Segment Revenues and Operating Income	3
Foreign currency effects	4
Seasonality	4
CRITICAL ACCOUNTING ESTIMATES	4
INTERNAL CONTROL OVER FINANCIAL REPORTING	4
OPERATING RESULTS	5
Introductory Note	5
For the Three Months Ended February 29, 2008	5
Consolidated Results	6
Segmented Results	9
For the Six Months Ended February 29, 2008	12
Consolidated Results	12
Segmented Results	15
CONSOLIDATED QUARTERLY FINANCIAL RESULTS	17
LIQUIDITY AND CAPITAL RESOURCES	18
Overview	18
Sources of Funds	19
Uses of Funds	19
Debt	20
FINANCIAL INSTRUMENTS	23
INDUSTRY RISKS AND UNCERTAINTIES	23
OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES	23
RELATED PARTY TRANSACTIONS	24
CHANGES IN ACCOUNTING POLICY	24
FORTHCOMING CHANGES IN ACCOUNTING POLICIES	28
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	30

OVERVIEW

In January 2008, CanWest MediaWorks Inc. changed its name to Canwest Media Inc. (“we, us or our”). We are an international media company and are one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, Australia, Singapore, Turkey, the United States and the United Kingdom.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have three television segments. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. The CW Media television segment includes the operations of Canadian specialty television stations held by CW Media Holdings Inc. (“CW Media”), acquired in fiscal 2007 which were equity accounted until December 20, 2007, when the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control subject to certain conditions which were subsequently satisfied.  Since December 21, 2007, the balance sheet and the results from operations have been consolidated.  Our Australian television segment includes our interest in Ten Network Holdings Limited (“Ten Holdings”), which owns and operates Ten Television Network (“Network Ten”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

Publishing

Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as operation of canada.com and other internet operations.  Canwest Limited Partnership (“Limited Partnership”) includes all the publishing activities except for the National Post and The New Republic.  Our publishing revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines.  Circulation revenues are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in Turkey and the United Kingdom, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Out-of-Home advertising

Our out-of-home advertising segment consists of Network Ten’s wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects

Our Australia, United Kingdom, United States and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, United Kingdom Pound, United States dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect.

During six months ended February 29, 2008, the Canadian dollar remained constant against the Australian dollar, depreciated against the New Turkish Lira by 5% and appreciated against the United Kingdom Pound by 9% and United States dollar by 13% as compared to currency translation rates for the same period in the prior year.

Seasonality
Our advertising revenues are seasonal.  Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

Except as noted in the Changes in Accounting Policy section of this MD&A, there are no significant changes in our critical accounting policies or estimates since August 31, 2007 as described in the Management Discussion and Analysis in our 2007 Annual Report.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the six months ended February 29, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note

•
Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit.   See note 17, Segmented Information, to our interim unaudited consolidated financial statements.  Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•
Operating income before amortization.  We also discuss our consolidated operating income before amortization.  We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants.  Operating income before amortization is not a recognized measure of financial performance under GAAP.  Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance.  Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies.  A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is provided in the “Reconciliation of Non-GAAP Financial Measures” section of this MD&A.

For the Three Months Ended February 29, 2008

Following is a table summarizing segmented results for the three months ended February 29, 2008 and February 28, 2007.  See note 16, Segmented information, to our unaudited interim consolidated financial statements.

	Revenue		Segment Operating Profit
	2008	2007(1)	2008	2007(1)
	$000	$000	$000	$000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Segments
Publishing	306,465	302,564	59,367	52,356
Television
Canada	150,496	166,066	(7,182)	2,808
CW Media	83,770	-	27,395	-
	234,266	166,066	20,213	2,808
Australia	138,652	137,537	35,101	37,385
	372,918	303,603	55,314	40,193
Radio
Turkey	3,346	3,179	1,093	708
United Kingdom	458	277	(1,837)	(1,099)
	3,804	3,456	(744)	(391)

Out-of-Home	39,070	34,846	1,706	(2,542)
Inter-segment revenue elimination	(738)	(786)	-	-
Restructuring	-	-	(4,611)	-
Corporate and other	-	-	(9,239)	(9,632)
	721,519	643,683	101,793	79,984
Less equity accounted affiliates (2)	(19,644)	-	(9,549)	-
Total revenue	701,875	643,683	-	-
Operating income before amortization			92,244 (3)	79,984 (3)

(1)      Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations.
(2)      Elimination of the equity accounted assets held in trust.
(3)      See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $702 million for the three months ended February 29, 2008, increased $58 million, or 9%, from $644 million for the three months ended February 28, 2007. This increase is primarily attributable to the acquisition of CW Media, our international media, which consists of Australia television, out-of-home, Turkey and United Kingdom operations increased by 3%, and publishing increased by 1%.  This was partly offset by a 9% decrease in Canadian television.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three months ended February 29, 2008 increased $46 million or 8% to $610 million from $564 million for the three months ended February 28, 2007. This increase reflects the acquisition of CW Media, restructuring expense related to the Canadian television and publishing operations  and local currency expense increases in our operations partly offset by lower Canadian television and publishing expenses.

Operating income before amortization. Consolidated operating income before amortization increased by $12 million, or 15%, to $92 million for the three months ended February 29, 2008 as compared to $80 million for the three months ended February 28, 2007, including the $5 million increase in expenses related to restructuring activities. The increase in operating income before amortization reflects the addition of CW Media, increases in our publishing, Australian television out-of-home, and Turkish radio segments partly offset by declines in our Canadian television and United Kingdom Radio segments.

Amortization.  Amortization of intangibles was $2 million for the three months ended February 29, 2008 compared to $1 million for the three months ended February 28, 2007, reflecting amortization related to acquisitions made in fiscal 2007.  Amortization of property and equipment was $28 million for the three months ended February 29, 2008 compared to $24 million for the same period of fiscal 2007 reflecting acquisitions made in fiscal 2007.

Interest expense.  Interest expense was $78 million for the three months ended February 29, 2008 compared to $43 million for the three months ended February 28, 2007, primarily reflecting additional debt entered into in fiscal 2007 by CW Media, to finance the acquisition of its specialty television operations, and the Limited Partnership, to finance the repurchase of the 25.8% ownership interest owned by the CanWest MediaWorks Income Fund.  In addition, interest expense has increased by $4 million due to the adoption of new accounting policies whereby the amortization of debt issuance costs are classified as interest expense.

Accretion of long term liabilities.  For the three months ended February 29, 2008, we have recorded an accretion expense of $24 million as we have recorded certain long term liabilities at their present value which must be accreted to their estimated value over the term of these liabilities. This charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of approximately 19%.

Interest income.  For the three months ended February 29, 2008, we recorded interest income of $3 million primarily related to the interest earned on inter-company advances to the equity accounted CW Media regulated entities held in trust up to December 20, 2007 when the CRTC approved the transfer of effective control subject to certain conditions which were subsequently satisfied.  This compared to income of $1 million for the three months ended February 28, 2007.

Amortization of deferred financing costs. Amortization of deferred financing costs was nil for the three months ended February 29, 2008 compared to $1 million for the three months ended February 28, 2007. This is the result of a change in accounting policy whereby the amortization of these debt issuance costs is included in now interest expense.

Interest rate and foreign currency swap gains / losses.  For the three months ended February 29, 2008, we recorded losses of $13 million to adjust the book value of certain swap instruments to fair value at the balance sheet date.  The losses include $15 million related to swaps that do not qualify for hedge accounting, primarily because the related debt has been settled and $2 million basis adjustment recovery on swaps that qualify for hedge accounting.  This compared to gains of $12 million for the three months ended February 28, 2007.

Foreign exchange gains / losses.  We recorded foreign exchange losses of $2 million for the three months ended February 29, 2008, $3 million relating to our inter-company advances to our Turkish operations as a result of the weakening New Turkish Lira relative to the Canadian dollar since August 31, 2007 partly offset by a $1 million gain relating to the foreign currency gains related to U.S. denominated debt that is not hedged. The foreign exchange gains relating to our inter-company advances to our Turkish operations are recognized for accounting on a current basis because the intention is that the inter-company loans will be repaid.

Income taxes. For the three months ended February 29, 2008 we recorded an income tax recovery of $10 million. The effective tax rate was above the Company’s statutory rate of 32% as a result of adjustments in the income tax expense including: $1 million related to uncertain tax positions, $7 million related to non-deductible accretion expenses and $2 million related to non-deductible expenses partly offset by $1 million due to foreign income tax rates being lower than Canadian income tax rates and $2 million due to a change in future tax rates.

Minority interest.  For the three months ended February 29, 2008, we recorded minority interest charges of $10 million primarily related to the 44% minority interest in Ten Holdings.  The minority interest charge related to Ten Holdings increased by 32% as a result of increased net earnings.  There was no minority interest charges related to the Limited Partnership in the three months ended February 28, 2008 as the 25.8% minority interest was repurchased in July 2007.  For the three months ended February 28, 2007, the minority interest charge related to the Limited Partnership was $10 million.

Interest in earnings of equity accounted affiliates.  For the three months ended February 29, 2008, we recorded interest in earnings of equity accounted affiliates of $20 million which was primarily related to CW Media’s assets which were held in trust until December 20, 2007 when conditional regulatory approval was received.  These operations have been fully consolidated since December 20, 2007.

Net earnings (loss) from continuing operations. Our net loss from continuing operations for the three months ended February 29, 2008 was $33 million compared to earnings of $6 million for the three months ended February 28, 2007.

Discontinued operations.  Net earnings from discontinued operations were nil for the three months ended February 29, 2008 compared to $2 million for the same period of fiscal 2007. The earnings in fiscal 2007 reflect results of our two Canadian radio stations and our New Zealand television and radio segments that were sold during fiscal 2007.

Net earnings (loss). Our net loss for the three months ended February 29, 2008 was $33 million compared to net earnings of $8 million for the three months ended February 28, 2007.

Segmented Results

Publishing
Revenues. Revenues increased by $4 million, or 1%, to $306 million for the three months ended February 29, 2008 as compared to $303 million for three months ended February 28, 2007.  Advertising revenues were flat during the three months ended February 29, 2008 compared to the three months ended February 28, 2007.  Circulation revenue increased by 2% as higher average per copy prices offset a 5% decline in circulation volume for the three months ended February 29, 2008 as compared to the three months ended February 28, 2007.  Circulation revenue as a percentage of total revenues for the publishing segment was approximately 20% for the three months ended February 29, 2008 and February 28, 2007.

Operating expenses. Operating expenses of the publishing segment decreased by $3 million to $247 million for the three months ended February 29, 2008 as compared to $250 million for the three months ended February 28, 2007.  This reflected higher payroll costs, caused by normal wage increases and increased distribution costs resulting from higher insert volumes and increased fuel costs more than offset by decreases in newsprint pricing of 15%, and newsprint consumption of 5% for the three months ended February 29, 2008 compared to the three months ended February 28, 2007.

Segment operating profit. Segment operating profit for the three months ended February 29, 2008 increased by $7 million, or 13%, to $59 million as compared to $52 million for the three months ended February 28, 2007. The increase resulted from higher revenues and lower operating expenses discussed above.

  Canadian television
Revenues. In total, revenues from our Canadian television operating segment of $150 million were approximately $16 million, or 9%, lower for the three months ended February 29, 2008 as compared to $166 million for the three months ended February 28, 2007. This reflected a general softness in airtime revenue in the large part the result of the lack of new programming caused by the writers’ strike.

These decreases were partially offset by a 32% increase in advertising and subscriber revenue of our specialty channels. Subscriber revenues from our specialty channels increased by 6% for the three months ended February 29, 2008 as compared to the three months ended February 28, 2007, due to a 6% increase in subscribers.

Operating expenses. For the three months ended February 29, 2008, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $158 million were $6 million, or 3% lower than the prior year, primarily as a result of a decrease in program amortization as a result of the writers’ strike.

Segment operating profit. The Canadian television segment operating loss of $7 million for the three months ended February 29, 2008 was $10 million lower than the three months ended February 28, 2007 as a result of the decrease in revenues and expenses described above.

CW Media
We acquired the broadcast operations of CW Media on August 15, 2007.  Substantially all these assets were held in trust and accounted for using the equity method until December 20, 2007 when the CRTC approved the transfer of effective control subject to certain conditions which were subsequently satisfied.  Effective December 20, 2007, we have consolidated these operations.  During the three months ended February 29, 2008, revenues were $84 million and segment operating profit was $27 million, reflecting the strong specialty television market in Canada.

Australian television
Revenues. Segment revenues increased by 1% to $139 million for the three months ended February 29, 2008, from $138 million for the three months ended February 28, 2007. In local currency, revenues increased 3% for the three months ended February 29, 2008, reflecting Network TEN’s strong ratings. The effect of the weakening local currency relative to the Canadian dollar reduced revenue by $4 million for the three months ended February 29, 2008.

Operating expenses. Segment operating expenses increased by $3 million, or 3%, to $104 million for the three months ended February 29, 2008 as compared to the three months ended February 28, 2007. This reflects a 6% increase in operating expenses in local currency, primarily reflecting normal cost inflation and costs related to Network Ten’s new digital media strategy.

Segment operating profit. Segment operating profit decreased by 6% to $35 million for the three months ended February 29, 2008, compared to $37 million for the three months ended February 28, 2007.

Turkey radio
During the three months ended February 29, 2008, segment revenues increased by 5% to $3 million compared to the three months ended February 28, 2007.  Segment operating profit increased 54% to $1 million for the three months ended February 29, 2008 compared to the three months ended February 28, 2007.

United Kingdom radio
Our United Kingdom radio operations commenced on October 1, 2006 with the launch of Original 106 FM in the Solent region and in May 2007, we launched a second radio station in Bristol.  In October 2007, we launched our third radio station in Aberdeen.  During the three months ended February 29, 2008, segment revenues were less than $1 million and segment operating expenses were $2 million, resulting in a segment operating loss of $2 million.  These results are in line with our expectations for start-up operations.

Out-of-Home advertising
Revenue from our out-of-home advertising segment increased by 12%, or $4 million, to $39 million for the three months ended February 29, 2008 as compared to the three months ended February 28, 2007. The increase reflected 15% growth in revenue in local currency driven by additional inventory as a result of acquisitions made in fiscal 2007. Our segment operating profit from the out-of-home advertising operations was $2 million for the three months ended February 29, 2008 as compared to an operating loss of $3 million in the three months ended February 28, 2007.

Corporate and other
Corporate and other expenses were $9 million for the three months ended February 29, 2008 compared to $10 million for the three months ended February 28, 2007.

Restructuring
We are currently centralizing certain functions within the Canadian broadcast which includes the development of four state of the art broadcast centres to support the production needs of our local television stations and enable our programming to transition to high definition.  Over from September 2007 to February 2009, we expect to have a net reduction in our workforce of 200 jobs relating to these changes.  In addition, earlier this year, we initiated a change in the work flow for our publishing operations which will result in the centralization of certain functions.  During the three months ended February 29, 2008, the combined restructuring charge accrued for these initiatives is $5 million.  Further restructuring expenses will be accrued in the future as these projects progress further.  See note 5 of our unaudited interim financial statements for additional information.

For the Six Months Ended February 29, 2008

Following is a table summarizing segmented results for the six months ended February 29, 2008 and February 28, 2007.  See note 17, Segmented Information, to our unaudited interim consolidated financial statements:

	Revenue		Segment Operating Profit
	2008	2007(1)	2008	2007(1)
	$000	$000	$000	$000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Segments
Publishing	668,371	646,431	161,532	140,110
Television
Canada	361,288	373,962	25,068	40,489
CW Media	180,897	-	64,527	-
	542,185	373,962	89,595	40,489
Australia	380,988	353,397	138,606	124,082
	923,173	727,359	228,201	164,571
Radio
Turkey	6,910	6,564	2,677	1,898
United Kingdom	846	511	(3,127)	(1,922)
	7,756	7,075	(450)	(24)

Out-of-Home	81,357	70,374	4,848	2,484
Inter-segment revenue elimination	(2,276)	(2,699)	-	-
Restructuring	-	-	(16,256)	-
Corporate and other	-	-	(18,751)	(18,657)
	1,678,381	1,448,540	359,124	288,484
Less equity accounted affiliates (2)	(108,767)	-	(44,964)	-
Total revenue	1,569,614	1,448,540	-	-
Operating income before amortization			314,160 (3)	288,484 (3)

(1)      Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations.
(2)      Elimination of the equity accounted assets held in trust.
(3)      See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $1,570 million for the six months ended February 29, 2008, increased $121 million, or 8%, from $1,449 million for the six months ended February 28, 2007. This increase is attributable to the acquisition of CW Media, our international media, which consists of Australia television, out-of-home, Turkey and United Kingdom operations increased by 9%, and publishing increased by 3%.  This was partly offset by a 3% decrease in Canadian television.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the six months ended February 29, 2008 increased $95 million or 8% to $1,255 million from $1,160 million for the six months ended February 28, 2007. This increase reflects the acquisition of CW Media, restructuring expense related to the Canadian television and publishing operations of $16 million and local currency expense increases in all our operations.

Operating income before amortization. Consolidated operating income before amortization increased by $26 million, or 9%, to $314 million for the six months ended February 29, 2008 as compared to $288 million for the six months ended February 28, 2007, including the $16 million increase in expenses related to restructuring activities. The increase in operating income before amortization reflects the addition of CW Media, increases in our publishing, Australian television out-of-home, and Turkish radio segments, partly offset by declines in our Canadian television and United Kingdom Radio segments.

Amortization.  Amortization of intangibles was $5 million for the six months ended February 29, 2008 compared to $3 million for the six months ended February 28, 2007, reflecting amortization related to acquisitions made in fiscal 2007.  Amortization of property and equipment was $53 million for the six months ended February 29, 2008 compared to $45 million for the same period of fiscal 2007 reflecting acquisitions made in fiscal 2007.

Interest expense.  Interest expense was $160 million for the six months ended February 29, 2008 compared to $85 million for the six months ended February 28, 2007, primarily reflecting additional debt entered into in fiscal 2007 by CW Media, to finance the acquisition of its specialty television operations, and the Limited Partnership, to finance the repurchase of the 25.8% ownership interest owned by the CanWest MediaWorks Income Fund.  In addition, interest expense has increased by $7 million due to the adoption of new accounting policies whereby the amortization of debt issuance costs are classified as interest expense.

Accretion of long term liabilities.  For the six months ended February 29, 2008, we have recorded an accretion expense of $48 million as we have recorded certain long term liabilities at their present value which must be accreted to their estimated value over the term of these liabilities. This charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of approximately 19%.

Interest income.  For the six months ended February 29, 2008, we recorded interest income of $20 million primarily related the interest earned on inter-company advances to the equity accounted CW Media regulated entities up to December 20, 2007.  This compared to income of $2 million for the six months ended February 28, 2007.

Amortization of deferred financing costs. Amortization of deferred financing costs was nil for the six months ended February 29, 2008 compared to $4 million for the six months ended February 28, 2007. This is the result of a change in accounting policy whereby the amortization of these debt issuance costs is now included in interest expense.

Interest rate and foreign currency swap gains / losses.  For the six months ended February 29, 2008, we recorded losses of $41 million to adjust the book value of certain swap instruments to fair value at the balance sheet date which primarily relates to swaps that do not qualify for hedge accounting, primarily because the related debt has been settled.  This compared to gains of $21 million for the six months ended February 28, 2007.

Foreign exchange gains / losses.  We recorded foreign exchange gains of $4 million for the six months ended February 29, 2008, which primarily relates to the foreign currency gains related to U.S. denominated debt that is not hedged. The foreign exchange gains relating to our inter-company advances to our Turkish operations are recognized for accounting on a current basis because the intention is that the inter-company loans will be repaid.

Income taxes. For the six months ended February 29, 2008 we recorded an income tax expense of $25 million. The effective tax rate was above the Company’s statutory rate of 32% as a result of adjustments in the income tax expense including: $2 million related to uncertain tax positions, $15 million related to non-deductible accretion expenses and $3 million related to non-deductible expenses partly offset by $5 million due to foreign income tax rates being lower than Canadian income tax rates and $1 million due to a change in future tax rates.

Minority interest.  For the six months ended February 29, 2008, we recorded minority interest charges of $39 million primarily related to the 44% minority interest in Ten Holdings.  The minority interest charge related to Ten Holdings increased by 18% as a result of increased net earnings.  There was no minority interest charges related to the Limited Partnership in the six months ended February 28, 2008 as the 25.8% minority interest was repurchased in July 2007.  For the six months ended February 28, 2007, the minority interest charge related to the Limited Partnership was $26 million.

Interest in earnings of equity accounted affiliates.  For the six months ended February 29, 2008, we recorded interest in earnings of equity accounted affiliates of $40 million which was primarily related to CW Media’s assets which were held in trust until December 20, 2007 when conditional regulatory approval was received.  These operations have been fully consolidated since they come out of trust.

Net earnings from continuing operations. Our net earnings from continuing operations for the six months ended February 29, 2008 were $6 million compared to $66 million for the six months ended February 28, 2007.

Discontinued operations.  Net earnings from discontinued operations were nil for the six months ended February 29, 2008 compared to $9 million for the same period of fiscal 2007. The earnings in fiscal 2007 reflect results of our two Canadian radio stations and our New Zealand television and radio segments that were sold during fiscal 2007.

Net earnings. Our net earnings for the six months ended February 29, 2008 were $6 million compared to $74 million for the six months ended February 28, 2007.

Segmented Results

Publishing
Revenues. Revenues increased by $22 million, or 3%, to $668 million for the six months ended February 29, 2008 as compared to $646 million for six months ended February 28, 2007.  Advertising revenues increased by 3% as a result of growth in revenues from classified advertising, inserts and retail advertising.  Circulation revenue increased by 2% as higher average per copy prices offset a 4% deduction in circulation volume for the six months ended February 28, 2008 as compared to fiscal 2007.  Circulation revenue as a percentage of total revenues for the publishing segment was approximately 19% for the six months ended February 29, 2008 and February 28, 2007.

Operating expenses. Operating expenses of the publishing segment remained consistent at $507 million for the six months ended February 29, 2008 and February 28, 2007.  This reflected higher payroll costs, caused by normal inflationary increases and increased distribution costs resulting from higher insert volumes and increased fuel costs offset by decreases in newsprint pricing of 16% and newsprint consumption of 2% for the six months ended February 29, 2008 compared to the six months ended February 28, 2007.

Segment operating profit. Segment operating profit for the six months ended February 29, 2008 increased by $21 million, or 15%, to $162 million as compared to $140 million for the six months ended February 28, 2007. The increase resulted from higher revenues discussed above.

Canadian television
Revenues. In total, revenues from our Canadian television operating segment of $361 million were approximately $13 million, or 3%, lower for the six months ended February 29, 2008 as compared to $374 million for the six months ended February 28, 2007. This reflected a general softness in airtime revenue in large part the result of the lack of new programming caused by the writers’ strike.

These decreases were partially offset by a 31% increase in advertising and subscriber revenue for our specialty channels. Subscriber revenues from our specialty channels increased by 7% for the six months ended February 29, 2008 as compared to the six months ended February 28, 2007, due to a 7% increase in subscribers.

Operating expenses. For the six months ended February 29, 2008, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $336 million were $3 million, or 1%, higher than the prior year, primarily as a result of an increase in program amortization.

Segment operating profit. The Canadian television segment operating income of $25 million for the six months ended February 29, 2008 was $15 million or 38% lower than the six months ended February 28, 2007 as a result of the revenue decreases and expense increases described above.

CW Media
We acquired the broadcast operations of CW Media on August 15, 2007.  Substantially all these assets were held in trust and accounted for using the equity method until December 20, 2007 when the CRTC approved the transfer of effective control subject to certain conditions which were subsequently satisfied. During the six months ended February 29, 2008, revenues were $181 million and segment operating profit was $65 million, reflecting the strong specialty television market in Canada.

Australian television
Revenues. Segment revenues increased by 8% to $381 million for the six months ended February 29, 2008, from $353 million for the six months ended February 28, 2007. In local currency, revenues increased 8% for the six months ended February 29, 2008, reflecting Network Ten’s strong ratings.

Operating expenses. Segment operating expenses increased by $13 million, or 6%, to $242 million for the six months ended February 29, 2008 as compared to the six months ended February 28, 2007. This reflects a 6% increase in operating expenses in local currency, primarily reflecting normal cost inflation and costs related to Network Ten’s new digital media strategy.

Segment operating profit. Segment operating profit increased by 12% to $139 million for the six months ended February 29, 2008, compared to $124 million for the six months ended February 28, 2007.

Turkey radio
During the six months ended February 29, 2008, segment revenues increased by 5% to $7 million compared to the six months ended February 28, 2007.  Segment operating profit increased 41% to $3 million for the six months ended February 29, 2008 compared to the six months ended February 28, 2007.

United Kingdom radio
Our United Kingdom radio operations commenced on October 1, 2006 with the launch of Original 106 FM in the Solent region and in May 2007, we launched a second radio station in Bristol.  In October 2007, we launched our third radio station in Aberdeen.  During the six months ended February 29, 2008, segment revenues were $1 million and segment operating expenses were $4 million, resulting in a segment operating loss of $3 million.  These results are in line with our expectations for start-up operations.

Out-of-Home advertising
Revenue from our out-of-home advertising segment increased by 16%, or $11 million, to $81 million for the six months ended February 29, 2008 as compared to the six months ended February 28, 2007. The increase reflected 16% growth in revenue in local currency driven by additional inventory as a result of acquisitions made in fiscal 2007. Our segment operating profit from the out-of-home advertising operations was $5 million for the six months ended February 29, 2008 as compared to $2 million in the six months ended February 28, 2007.

Corporate and other
Corporate and other expenses were $19 million for the six months ended February 29, 2008 compared to $19 million for the six months ended February 28, 2007.

Restructuring
We are currently centralizing certain functions within the Canadian broadcast which includes the development of four state of the art broadcast centres to support the production needs of our local television stations and enable our programming to transition to high definition.  Over from September 2007 to February 2009, we expect to have a net reduction in our workforce of 200 jobs relating to these changes.  In addition earlier this year, we initiated a change in the work flow for our publishing operations which will result in the centralization of certain functions.  The combined restructuring charge accrued to date for these initiatives is $16 million.  Further restructuring expenses will be accrued in the future as these projects progress further.  See note 5 of our unaudited interim financial statements for additional information.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three months ended (in thousands of dollars, except as noted)

	Feb 29, 2008	Nov 30, 2007	Aug 31, 2007	May 31, 2007
Revenue	701,875	867,739	678,649	738,093
Operating income before amortization	92,244	221,916	76,943	121,540
Net earnings (loss) from continuing operations	(33,355)	38,878	(53,024)	5,905
Net earnings (loss)	(33,355)	38,878	197,741	8,877
Cash flow from continuing operating activities	43,386	(25,278)	119,880	32,927
Cash flow from operating activities	43,386	(25,278)	129,215	38,486

	Feb 28, 2007(1)	Nov 30, 2006(1)	Aug 31, 2006(1)	May 31, 2006(1)
Revenue	643,683	804,857	610,408	687,064
Operating income before amortization	79,984	208,500	65,131	107,108
Net earnings (loss) from continuing operations	6,463	59,237	(11,239)	13,716
Net earnings	8,171	66,322	156,480	19,181
Cash flow from continuing operating activities	107,398	(28,836)	115,543	6,233
Cash flow from operating activities	115,007	(12,399)	126,572	11,043

(1) Revised to reflect the classification of our New Zealand television and radio segments as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview
Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our current anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategies. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facilities or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remaining of fiscal 2008, we expect our major non-operating cash requirements to include capital expenditures of approximately $96 million and repayment of $255 million in principal payments due on long-term debt.  Of these amounts, $46 million in capital expenditures will be made by subsidiaries which are guarantors under the Canwest Media Inc. senior credit facilities. We expect to refinance $243 million of the principal payments due on long-term debt.  We expect to meet our cash needs for fiscal 2008 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At February 29, 2008, we had consolidated cash on hand of $87 million including $43 million of CW Media cash and $28 million of Ten Holdings cash.  The Limited Partnership had a bank indebtedness of $5 million.  We had cash flow from operating activities of continuing operations of $18 million for the six months ended February 29, 2008 compared to $79 million for the six months ended February 28, 2007.  For the six months ended February 29, 2008, the cash flow from operating activities of continuing operations include payments related to severance costs and selling costs of $12 million and $17 million, respectively, which were related to the acquisition of Alliance Atlantis Communications Inc (“Alliance Atlantis”).    .

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $205 million at February 29, 2008. Network Ten had unused borrowing capacity of A$435 million under its credit facilities at February 29, 2008.  The Limited Partnership has an additional $168 million available under its credit facilities and CW Media had $50 million available under its revolving credit facility at February 29, 2008.

Uses of Funds

Capital Expenditures

In the first six months of fiscal 2008, total capital expenditures amounted to $56 million.  Of these capital expenditures, $25 million were made by subsidiaries which are guarantors under the Canwest Media Inc. senior credit facilities. For the remaining of fiscal 2008, we expect our capital expenditures to total approximately $96 million of which approximately $46 million will relate to subsidiaries which are guarantors under the CanWest Media Inc. credit facilities.

Investment Activities

During the six months ended February 29, 2008, we received approval from the CRTC related to our acquisition of Alliance Atlantis’ broadcast operations.    We expect to fund the CRTC benefit obligations of $151.3 million over a seven year period primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by the Canwest television related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels.

Distributions

Our Australian operations make distributions twice annually.  In July 2007, Network Ten distributed $33 million, $19 million to us and $14 million to other shareholders. In January 2008, Ten Holdings paid a dividend of A$0.10 which resulted in a dividend of $46 million to us and $36 million to other shareholders.  The Limited Partnership makes monthly distributions.  During the six months ended February 29, 2008, we received $85 million in distributions from the Limited Partnership.

Financial Instruments

A derivative contract included in the interest rate and foreign currency swap liability expires in August 2009 and payments totaling approximately $146 million will have to be made during fiscal 2008 and fiscal 2009 to settle this contract.

Debt

General

Effective September 1, 2007, we were required to adopt new accounting policies for financial instruments. The adoption of these policies has impacted the presentation of debt and related interest rate and foreign currency swaps. The following table sets out the debt outstanding at February 29, 2008, which is translated at February 29, 2008 foreign currency exchange rates and includes debt issuance costs. Previously debt as presented in our financial statements excluded debt issuance costs, which were recorded in other assets, and included the effect of foreign currency swap arrangements.   The first column of the table presents our debt, where applicable, at the foreign exchange rates specified in our foreign currency swap arrangements.

	Debt at swapped foreign exchange rates	Debt at current foreign exchange rates		Debt issuance costs, net of debt premium	Book value as at February 28, 2008	Book value as at August 31, 2007(1)
Canwest Media Inc.:
Senior subordinated notes	908,042	750,426	(2)	10,821	761,247	829,800
CCanwest Limited Partnership:
Senior secured credit – revolver	82,000	82,000		-	82,000	85,000
Senior secured credit – credit C	265,000	265,000		(3,304)	261,696	265,000
Senior secured credit – credit D	496,250	455,486		(5,253)	450,233	491,170
Senior subordinated unsecured credit facility	75,000	75,000		(888)	74,112	75,000
Senior subordinated unsecured notes	429,000	393,760		(9,480)	384,280	422,480
	1,347,250	1,271,246		(18,925)	1,252,321	1,338,650
CW Media Holdings:
Senior credit facility	473,813	438,366		(13,030)	425,336	471,518
Senior unsecured notes	313,976	313,976		(7,269)	306,707	315,429
	787,789	752,342		(20,299)	732,043	786,947
The Ten Group PTY Limited:
Bank loan A$265,000 (Aug. 31, 2007 – A$245,000)	243,270	243,270		-	243,270	211,043
Senior unsecured notes US$125,000 (Aug .31, 2007 – US$125,000)	192,857	123,667		-	123,667	132,050
Senior notes A$150,000 (Aug. 31, 2007 – A$150,000)	137,700	137,700		-	137,700	129,210
	573,827	504,637		-	504,637	472,303
Effect of foreign currency swaps	-	-		-	-	170,757
	3,616,908	3,278,651		(28,403)	3,250,248	3,598,457

(1) The balances as at August 31, 2007 include the impact of the debt premium but exclude debt issuance costs.
(2)  These balances have been increased to include an adjustment for the fair value hedges of $1 million for the senior subordinated notes.

Credit Facilities

The Canwest Media Inc. credit facility matures in October 2010 is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin.  This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership and shares of Ten Holdings.  As at February 29, 2008, we have no drawings under this facility and we have $205 million, net of letters of credit of $39 million, available under this facility.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps below a prescribed threshold of $500 million.  In addition, there are prescribed thresholds with individual counterparties.  During the six months ended February 29, 2008, we were required to make $19 million of recouponing payments of which $14 million was applied to overhanging swaps and $5 million was applied to hedging swaps.  As at February 29, 2008, the fair value of these foreign currency and interest rate swaps was $338 million.  Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under Canwest Media Inc.’s credit facility was 4.54 times cash flow for debt covenant purposes for the 12 months ended February 29, 2008, compared to a covenant of 5.50 times.  The debt used in calculating the total leverage is $971 million which includes the debt translated at swapped foreign exchange rates and outstanding letters of credit of $39 million but excludes debt issuance costs.

The Limited Partnership has a senior secured credit facility and unsecured debt.  The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million non-revolving term loan and a US$466 million term loan. As at February 29, 2008, the Limited Partnership had fully drawn on its term loan facilities and had drawn $82 million on its revolving term credit facility.  The unsecured facilities consist of a $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes.  These unsecured facilities rank junior to the senior credit facility and are guaranteed by the Limited Partnership and its subsidiaries.

Ten Holdings has an unsecured credit facility due in December 2008 in the amount of A$700 million of which A$265 million was drawn as at February 29, 2008.  Ten Holdings is currently in the process of negotiating an extension of its unsecured credit facility and expects these negotiations to be successful.  In addition, Ten Holdings had senior unsecured notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which is secured by substantially all the assets of CW Investments, in the amount of $50 million revolving term loan and a US$446 million term loan.  As at February 29, 2008, CW Media had not drawn upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan.  CW Media also has a senior unsecured interim loan in the amount of US$299 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at February 29, 2008, with the exception of the CW Media Senior Unsecured Interim Loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

There have been no change in the purpose or terms of the financial instruments during the six months ended February 29, 2008.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of February 29, 2008, our total outstanding swap contracts were in a net unrealized loss position of $592 million.

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our Annual Information Form for the year ended August 31, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com).

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration.  In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters.  We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs Capital Partners (“Goldman Sachs”) entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Investments would be conducted.  Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible.  The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date").  Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis.  As at February 29, 2008, we have recorded income tax liabilities of $21 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized.  The Company has recorded accounts receivable in this amount.

As part of the acquisition of Alliance Atlantis, we and Goldman Sachs each acquired, for nominal consideration a 50% equity interest in 4437691 Canada Inc., which holds interests in a number of limited partnerships.  These limited partnerships include various tax shelters which acquired rights, title and interest in certain film and television programs from Alliance Atlantis who in turn received an exclusive right to distribute such productions for an extended period.  4437691 Canada Inc. has certain loans receivable from these limited partnerships in the amount of $47 million and participation liabilities in the amount of $51 million which will be settled in 2010.  We have determined 4437691 Canada Inc. is a variable interest entity and that we are not the primary beneficiary.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $1.6 million to our parent company and affiliated companies for the six months ended February 29, 2008 (2007 - $1.6 million), which are included in selling, general and administrative expenses.  In addition, during the three months ended November 30, 2007 we have paid $0.3 million (2006 – nil) of building development expenses to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

CHANGES IN ACCOUNTING POLICY

On September 1, 2007, we adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges”.  The adoption of these new standards resulted in changes in accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income (“AOCI”).  We adopted these standards at the beginning of the year retroactively and in accordance with the transitional provisions, the prior period balances have not been restated except for the presentation of the currency translation account which was adopted retroactively.  The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

Comprehensive Income

Section 1530 introduces comprehensive income, which represents the change in an entity’s net assets that results from transactions, events and circumstances related to sources other than the entity’s shareholders.  Comprehensive income consists of net earnings and other comprehensive income (“OCI”).  OCI is comprised of revenue, expenses, gains and losses that in accordance with GAAP are recognized in comprehensive income, but excluded from net income such as unrealized gains and losses on available-for-sale investments; unrealized gains and losses on self sustaining foreign operations and the effective portion of gains and losses on derivatives designated as cash flow hedges.

Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of these standards, we have presented consolidated statements of comprehensive income for changes in these items during the period.  Cumulative changes in OCI are included in AOCI, which is presented as a new category within our equity on the consolidated balance sheets.

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation

These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized.  It also specifies how financial instrument gains and losses are accounted for.  Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale and all financial liabilities must be classified as held-for-trading or other financial liabilities.  In addition, an entity has the option to designate certain financial assets or liabilities as held-for-trading or financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions.  After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method. Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is recorded in net earnings using the effective interest method.  Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings in the period in which they arise.  If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in earnings upon the sale or other-than-temporary impairment.

Upon adoption, our financial assets and financial liabilities were classified as follows:

•	Cash is classified as held-for-trading. Changes in fair value for the period related to foreign exchange translation are recorded as foreign exchange gains (losses) in net earnings.

•
Accounts and other receivables, due from related parties and advances to regulated entities are considered loans and receivables and are initially recorded at fair value and subsequently measured at amortized cost.  Interest income is recorded in net earnings, as applicable.

•
Portfolio investments are classified as available-for-sale.  Accordingly, as at September 1, 2007, investments were decreased by $2.4 million and opening AOCI decreased by $2.4 million, net of future income taxes of nil, to recognize investments at fair value at transition. We apply trade date accounting for these investments.  Accordingly, portfolio investments are recognized by us on the day we commit to purchase and derecognized on the day we commit to sell.  Changes in fair value for the period are recorded in other comprehensive income.

•
Revolving credit facilities, bank indebtedness, accounts payable and accrued liabilities, broadcast rights payable, long term debt and puttable interest in subsidiary are considered other financial liabilities and are initially recorded at fair value and subsequently measured at amortized cost.  Interest expense is recorded in net earnings, as applicable.

The fair value of the short term financial assets and liabilities, which include cash, accounts and other receivables, bank indebtedness, accounts payable, accrued liabilities, broadcast rights payable, approximates their carrying value due to the short term nature of these financial assets and liabilities.

The fair values of portfolio investments with a quoted market price and traded in an active market are based on the closing quoted market price.  Such investments had a carrying value of $25.5 million (August 31, 2007 – $42.9 million) and a fair value of $25.5 million (August 31, 2007 – $40.6 million).  The carrying value of portfolio investments in private companies is $5.8 million (August 31, 2007 – $4.0 million) a fair value of $7.0 million (August 31, 2007 – $4.0 million).  The fair values of these investments are based on the most recent purchase transactions or comparable valuations.

The fair value of long term debt is estimated by discounting future cash flows using currently available rates for debt of similar terms and maturity or using market prices for publicly traded debt.  Long term debt has a carrying value of $3,250.8 million (August 31, 2007 – $3,427.2million) and a fair value of $3,205.7 million (August 31, 2007 – $3,367.9 million).

The fair value of other long term liabilities, including broadcast rights payable, approximate their carrying value.

The fair value of derivative instruments are based on the amount at which they could be settled based on estimated current market rates.  The derivative instruments had a carrying value of $591.5 million (August 31, 2007 – $318.5 million) and a fair value of $591.5 million (August 31, 2007 – $417.2 million).

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship.  An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.  Upon adoption, entities have the option to recognize as an asset or liability all embedded derivative instruments that are required to be separated from their host contracts or to select the beginning of a fiscal year ending no later than March 31, 2004 as its transition date for embedded derivatives.  We have selected September 1, 2002 as our transition date for embedded derivatives. As at September 1, 2007, we determined that we do not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading.  For other financial instruments, transaction costs are included with the related financial instrument on initial recognition and amortized using the effective interest rate method.  On September 1, 2007, transaction costs consisted of debt issuance of $57.4 million which have been reclassified as a reduction of the related long term debt.  Accordingly, other assets were decreased by $55.5 million and long-term debt was decreased by $57.4 million and opening retained earnings was decreased by $1.3 million, net of future income taxes of $0.6 million, to account for the measurement difference upon adoption of the effective interest rate method.

Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13 “Hedging Relationships” and the hedging guidance in Section 1651 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

We have various derivative contracts outstanding, to manage interest rate and foreign currency risks, where there is corresponding debt outstanding that qualifies for hedge accounting under the provisions of Section 3865.  We have designated certain of these hedging relationships as cash flow hedges and certain of these hedging relationships as fair value hedges.  We use these derivatives to manage the interest rate and foreign exchange risks associated with the related debt instruments.

Cash flow hedges

In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in OCI and reclassified to net earnings during the periods when the variability of the cash flows of the term loans affects net earnings.  Cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.  The ineffective portion is recognized in net earnings as interest expense.  Gains or losses are recognized in OCI and are reclassified into net earnings in the same period in which the hedged item affects net earnings.  When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense.  When the hedging item ceases as a result of maturity, termination or cancellation then the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged item affects net earnings.  Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings when the hedged item is sold or early terminated.  On adoption, as at September 1, 2007, Hedging derivative instruments were increased by $48.5 million, long term debt was decreased by $17.6 million, future income taxes were decreased by $9.9 million and opening AOCI was decreased by $21.0 million, to measure the foreign currency and interest rate swap at fair value on the consolidated balance sheet and the effective portion of the hedging relationship in AOCI.

During the three and six months ended February 29, 2008, $21.3 million and $93.9 million were reclassified to the income statement from AOCI, representing foreign exchange losses on the notional amounts of the cash flow hedging derivatives.  These amounts were offset by foreign exchange gains recognized on the related to the carrying amount of the U.S. dollar denominated long term debt.

During the three and six months ended February 29, 2008, we reclassified $1.9 million and $2.5 million from accumulated other comprehensive income to net earnings.  This amount has beenrecorded as a charge to interest expense and represents the effect of the swap on our interest expense.

Fair value hedges

The changes in fair value of fair value hedging derivatives are recorded in interest rate and foreign currency swap gains (losses) in the statement of earnings.  In addition, the changes in the fair value of the hedged risks (“basis adjustment”) of the hedged instrument are also recorded in interest rate and foreign currency swap gains (losses).  We amortize the basis adjustment when the hedged item ceases to be subject to a basis adjustment. Fair value hedges, in an effective designated relationship, are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.

As at September 1, 2007, Hedging derivative instruments were increased by $223.4 million, long term debt was decreased by $220.1 million related to the basis adjustment, future income taxes were decreased by $1.0 million and opening retained earnings was decreased by $2.3 million relating to the cumulative ineffectiveness of the fair value hedges.

During the six months ended February 29, 2008, we have increased the Hedging derivative instruments by $3.5 million, decreased long term debt by $3.9 million related to the basis adjustment and with a corresponding charge to interest rate and foreign currency swap gains (losses) of $0.4 million.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

During 2006, the AcSB issued CICA 1535, “Capital Disclosures”.  CICA 1535 requires that we disclose information that enable users of our financial statements to evaluate our objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The new standard will be effective for us effective September 1, 2008.  We are currently considering the impacts of the adoption of such standards.

Inventories

The AcSB issued CICA 3031, “Inventories”, which we must apply for our fiscal year beginning on September 1, 2008.  CICA 3031 prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory.  Reversals of previous write-downs to net realizable value are permitted when there is a subsequent increase in the value of inventories.  The new standard will be effective for us September 1, 2008.  We do not expect the adoption of such standard to have a significant impact.

Financial Instrument Disclosures and Presentation

The AcSB issued CICA 3862, “Financial Instrument –Disclosures” and CICA 3863, Financial Instruments – Presentation”, which we must apply for our fiscal year beginning on September 1, 2008.  CICA 3862 revises and enhances the current disclosure requirement related to financial instruments.  The additional disclosures include disclosures relating to the designation of each financial asset, assets held for trading, assets pledged for liabilities or contingent liabilities, allowance for credit losses, where an instrument has both liability and equity components and multiple embedded derivatives, accounting policies and the basis of measurement used in preparing the financial statements and qualitative and quantitative disclosures related to risks arising from financial instruments.  CICA 3863 revises the current presentation of financial instruments and non-financial derivatives.  CICA 3863 addresses the classification of financial instruments between liabilities and equity, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset.  We plan to, and must, apply these new standards effective September 1, 2008.  We are currently considering the impacts of the adoption of such standards.

Goodwill and Intangible assets

The AcSB issued CICA 3064, “Goodwill and Intangible assets”, which we must apply for our fiscal year beginning on September 1, 2009.  CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized.  CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements.  The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred.  We plan to, and must, apply these new standards effective September 1, 2009.  We are currently considering the impact of the adoption of such standard.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of net earnings to operating income before amortization, a non-GAAP measure:

	For the three months ended		For the six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007(1)	2008	2007(1)
	$000	$000	$000	$000

Net earnings (losses)	(33,355)	8,171	5,523	74,493
Amortization	30,917	25,488	58,404	48,971
Interest and other financing expenses	77,582	44,793	159,841	89,252
Accretion of long term liabilities	24,197	-	48,078	-
Investment gains, losses, write-downs and interest income	(3,392)	(1,536)	(19,704)	(3,126)
Foreign exchange (gains) losses	1,808	(3,819)	(4,273)	(6,696)
Interest rate and foreign currency swap (gains) losses	13,171	(12,221)	40,930	(21,000)
Earnings from discontinued operations	-	(1,708)	-	(8,793)
Provision for (recovery of) income taxes	(10,172)	6,541	25,030	59,867
Interest in earnings of equity accounted affiliates	(19,741)	(958)	(39,577)	(1,321)
Minority interest	10,167	16,258	38,846	57,437
Realized currency translation adjustments	1,062	(1,025)	1,062	(600)
Operating income before amortization	92,244	79,984	314,160	288,484

(1)	Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations (see note 9 to our unaudited interim consolidated financial statements).